Exhibit 99.1

Leishen Energy Holding Co., Ltd. Announced Fiscal Year 2025 Financial Results Highlighting Strong Operating Cash Flow and Low Financial Leverage

Leishen Energy Holding Co., Ltd. (“Leishen Energy,” the “Company”) (Nasdaq: LSE), announced its fiscal year 2025 financial results on January 30, 2026, reflect a transition period: core operating performance weakened, but the Company strengthened its financial foundation through the IPO, reduced leverage, and improved liquidity. The Company’s cash position and low debt levels provide flexibility to address operational challenges, while continued improvements in asset quality help mitigate financial risks.

Fiscal Year 2025 Financial Highlights

Total revenues declined from USD $63.5 million to USD $48.3 million due to the economic downturn, particularly the overall sluggishness in the oil and gas market, coupled with customers’ cost pressures, weaker market demand, and the impact of the China-US trade tensions. The Company continues to expand into overseas markets and domestic natural gas trading businesses as part of its long-term growth strategy.

Gross profit fell from USD $16.0 million to USD $8.5 million due to revenue declines and persistent cost pressures.

Operating Expenses increased from USD $8.5 million to USD $10.2 million, largely due to higher selling and marketing costs associated with international market expansion, as well as increased research and development.

Net Income remains positive due to strong non-operating gains, including short-term investment income and gains from disposal of equity investments.

Net Income Attributable to Leishen Energy was USD $1.25 million, reflecting a decrease of USD $6.84 million year-over-year.

Segment Performance

1.	Clean-Energy Equipment

○	Revenue from clean-energy equipment sales accounted for 45.7% of our revenues. Revenue from clean-energy equipment sales decreased by $11,742,904 from $33,816,111. The decrease was mainly due to a decline in market demand, driven by the broader economic downturn. In addition, intensified domestic competition and customer cost-control measures led to a 10% to 40% reduction in selling prices for certain standardized products. The Company is actively pursuing the international market currently to drive future growth.

2.	Digitalization and Integration Equipment

○	Revenue was USD $2.73 million, reflecting a modest year-over-year decline. Gross margin improved to 4.4% due to the implementation of effective cost control initiatives.

3.	New Energy Sales

○	Revenue from New Energy sales accounted for 40.4% our revenues. The decrease was mainly due to the expiration of sales agreement with a major client. We are actively pursuing renewal of the agreement and expanding our customer base in the natural gas trading business.

4.	Oil and Gas Engineering Technical Services

○	Revenue was USD $4.0 million, representing for 8.2% of our revenue.

○	This business segment is a key focus for the company, and the Company will continue to invest in this area to expand the scope and depth of the engineering and technical services. The Company expects that this segment will account for an increasing share of total revenue in the future.

Management Commentary

Hongliang Li, Chief Executive Officer of Leishen Energy, stressed that “Although our revenue and profitability declined during fiscal year 2025 due to macroeconomic challenges, including the global economic slowdown and China-U.S. trade tensions, we remain confident in our long-term competitiveness and strategic positioning. The fiscal year represented a period of transition rather than a reflection of our core capabilities. We are actively expanding our market presence and strengthening our operational resilience, and we believe our efforts will deliver improved performance in the coming year.”

Zhiping Yu, CFO, commented: “We are actively pursuing growth in both domestic and international markets. Looking ahead, we plan to invest more in R&D and international collaboration to strengthen our fundamentals. Although short-term shareholder returns may be affected by current market conditions, we are focused on our long-term capital strategy. By prioritizing key growth areas, we are confident in our ability to enhance future financial performance.”

Business Outlook

The Company plans to advance the following strategic priorities in fiscal year 2026 and beyond:

●	International Expansion: Pursue overseas opportunities across Central Asia, Southeast Asia, and the Middle East, including the development of joint spare parts warehouses with major oilfields and the delivery of power plant operation and maintenance projects in Middle East.

●	Technology and Innovation: Increase investment in R&D to further strengthen the Company’s patent portfolio, which currently includes 125 patents spanning clean-energy equipment, oil and gas engineering services, and new energy production and operations.

●	Customer Diversification: Deepen engagement with long-standing domestic clients while building a stronger international pipeline, with a focus on digital solutions and integrated equipment sales.

●	Operational Efficiency: Enhance cost control measures, reinforce supply chain management, and establish new supplier partnerships to better mitigate inflationary pressures and operational disruptions.

●	Strengthening Partnerships with World-Leading Technology Brands:The Company will foster deeper collaboration with internationally renowned brands by integrating their advanced technologies and securing market support for spare parts and services. This strategy is designed to uphold superior product quality and sustain the competitiveness of our core products.

About Leishen Energy Holding Co., Ltd.

Leishen Energy is a provider of clean-energy equipment, digitalization and integration solutions, new energy sales, and oil and gas engineering technical services. The Company is committed to driving innovation and sustainable growth across the energy sector.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially. Leishen Energy undertakes no obligation to update any forward-looking statements except as required by law.

For more information, please contact:

Investor Relations Department

Email: ir@r-egroup.com